Exhibit 99.1

Gold Royalty Announces Amended and Upsized Revolving Credit Facility to Maximum $75 Million at Reduced Interest Cost and Extended Maturity and Provides an Update on Selected Portfolio Assets

Vancouver, British Columbia – February 24, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has entered into an amendment agreement with the Bank of Montreal and the National Bank of Canada to amend and upsize its existing revolving credit facility (the “Facility”). The changes reduce Gold Royalty’s borrowing costs and improve balance sheet flexibility.

The amended and upsized Facility will bear a reduced interest rate based on SOFR plus a margin of 3.00%, reflecting a 100 basis points interest rate reduction. The Facility now consists of a US$30 million secured revolving credit line of which US$25 million is drawn, with an accordion feature allowing for up to an additional US$45 million in availability, subject to certain conditions. The maturity date of the Facility has been extended from March 31, 2027, to March 31, 2028.

Andrew Gubbels, Chief Financial Officer, commented: “We are pleased to announce the amendment of our revolving credit facility with the Bank of Montreal and National Bank of Canada. This amended and upsized Facility not only reduces the Company’s borrowing costs, it also provides flexibility and prepares Gold Royalty for the future. While 2025 is expected to be a milestone year for free cash flow generation, driven by revenue growth from key catalysts across our portfolio along with sustained cost-reductions, our capital allocation initiatives through this year will continue to prioritize debt repayment to further strengthen our balance sheet.”

Gold Royalty is also pleased with recent positive progress from operating companies on assets on which it holds royalties or streams:

●	Côté Gold (0.75% NSR, partial coverage) – IAMGOLD celebrated successful startup in its February 20, 2025 news release, noting “The Côté Gold team had a very strong year, as the mine achieved among the quickest ramp-ups to commercial production for a large-scale open pit gold mine in Canada.” It expects production at the mine to roughly double in 2025 to 360-400koz gold (100%), from 177koz gold (100%) in 2024.
●	Vares (100% copper stream) – Adriatic Metals completed an A$80 million (approximately US$50 million) equity raise on February 18, 2025. In its announcement, Adriatic disclosed that it intends to use proceeds to complete the Vares ramp-up to its 800ktpa nameplate capacity in the first half of 2025 and secure long-lead items to fast-track its expansion of the Vares Processing Plant. Adriatic disclosed that it is now fully funded to upgrade the plant to 1Mtpa (+25%) by 2026 and to 1.3Mtpa (+63%), expected to be completed in 2027.
●	Odyssey (0.5% - 3.0% NSR, partial coverage) – Agnico Eagle reported on February 13, 2025 that the shaft sinking project at Odyssey remains on schedule and transition to mining from the shaft is expected to be completed in 2029. It expects to update the market in 2026 on results of an internal study on construction of a second shaft. The second shaft project could be a material positive to Gold Royalty if the shaft and associated mining activity is located within its royalty coverage.
●	REN (1.5% NSR & 3.5% NPI) – Barrick disclosed on page 42 in its Management’s Discussion and Analysis for the year ended December 31, 2024 that work continues at the REN project, the underground extension of the Goldstrike Mine along the Carlin Trend in Nevada, USA. Twin decline development has started, and the ventilation shaft surface pad and utilities were completed in advance of shaft sinking activities which are expected to begin this quarter. Barrick now expects that REN will be in full production in 2027, with anticipated average production of 140,000 oz gold per year on a 100% basis.

●	Tonopah West (3.0% NSR) – Blackrock Silver announced on January 30, 2025 that it completed a C$13.8 million bought deal public offering. The net proceeds from the offering are expected by it to be used to advance exploration and development at the Tonopah West project, for working capital and for general corporate purposes. On February 18, 2025, Blackrock Silver announced that contractors have been selected to guide the company through the permitting process. It expects to complete an updated mineral resource estimate for the project in the third quarter of 2025, with an updated preliminary economic assessment (PEA) by the second quarter of 2026, and construction on an exploration decline potentially commencing in 2027.
●	Borden (0.5% NSR, partial coverage) – Discovery Silver announced on January 27, 2025 that it will acquire Newmont’s Porcupine complex, including the Borden operation. An updated PEA was posted on January 28, 2025 and is available under its profile at www.sedarplus.ca. The transaction is expected to close in the first half of 2025.
●	Fenelon (2.0% NSR) – Wallbridge Mining reported on January 22, 2025 that it intends to complete an updated PEA on the Fenelon project in the current quarter. The assessment will include a phased approach involving a lower initial production rate to reduce up front capital and operating costs.
●	South Railroad (0.44% NSR, partial coverage) – Orla Mining reported on January 16, 2025 that it will focus on advancing permitting and project development on South Railroad in 2025.
●	Borborema (2.0% NSR) – Aura Minerals announced on January 10, 2025 that it had made significant progress on Borborema construction, staying on schedule and aiming for ramp-up by the end of this quarter.

David Garofalo, Chief Executive Officer, commented: “We are excited to see significant progress being made on cornerstone assets within our portfolio and we anticipate further positive updates throughout the year. 2025 marks a true inflection for Gold Royalty, as we look forward to the ramp-ups of already cash flowing assets and continued advancement of development stage projects. Gold Royalty continues to be well-positioned for significant revenue growth beyond the current year, including Vares and REN which are expected to contribute significant revenue in 2027 based on expected timelines announced by operators, along with multiple additional potential growth catalysts towards the end of the decade.”

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski
Vice President, Capital Markets

Peter Behncke
Director, Corporate Development & Investor Relations

Telephone:	(833) 396-3066
Email:	info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases, announcements and other disclosures of such operators referenced herein. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. In some cases, the Company’s royalties and other interests do not apply to the entirety of the applicable operator’s project areas.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms, and include statements relating to the amended and upsized Facility’s expected impact on the Company’s business and prospects, the plans and expectations of the operators of projects underlying the Company’s royalties, the Company’s business plans and expectations regarding its royalty and other interests. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions relating to the timing of any additional advances under the Facility and the ability of the Company to exercise of the Accordion and assumptions regarding the continued accuracy of disclosures of the operators of the projects underlying the Company’s interests. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, risks related to the Company’s ability to satisfy the conditions and covenants necessary to exercise the Accordion, and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.